Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS NOVEMBER SALES
-- Comparable Store Sales Increase 4.6% --

BOARD DECLARES QUARTERLY DIVIDEND

HOUSTON, TX, December 1, 2005 - Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the four-week period ended November 26, 2005 increased 6.6% to $110.6 million from $103.8 million in the prior year four-week period ended November 27, 2004. Comparable store sales increased 4.6% compared to an increase of 6.0% last year.

The Company noted that most of its merchandise categories achieved comparable store sales increases during the month, with women's special sizes, cosmetics and accessories posting double-digit gains of 11.0%, 10.6% and 10.2%, respectively.

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "Our 4.6% comparable store sales increase in November clearly demonstrates that our customers continue to react favorably to our product offerings. Our November sales performance is particularly gratifying versus last year's 6.0% comparable store sales increase, and follows the extremely strong 14.9% comparable stores sales gain we achieved in October."

Mr. Scarborough concluded, "We are delighted with the continued strength of our business. Our November sales performance gets us off to a good start on the upcoming holiday shopping period. The combination of our exceptional customer service, exciting merchandise selections, and our close-to-home locations should keep our customers coming to our Bealls, Palais Royal, Peebles, and Stage stores to fulfill their holiday shopping and gift-giving needs."

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SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2005	2004	2005	2004
1st Quarter	4.9%	4.5%	$310.1	$289.6
2nd Quarter	7.0	(3.2)	309.4	279.9
3rd Quarter	3.9	4.3	306.0	285.3
November	4.6	6.0	110.6	103.8
Year-To-Date (10 mos)	5.2	2.2	1,036.1	958.6

Store Activity

The Company reported that, during November, it opened new Peebles stores in Bardstown, KY, Bellefontaine, OH, Bremen, GA, Lewisburg, TN, Lexington, TN, Savannah, TN and Taylorsville, NC. In addition, a Stage store was opened in Forrest City, AR. These eight November openings complete the Company's fiscal 2005 store-opening program, under which 36 new stores were opened.

The Company further reported that it consolidated its two stores in Waxahachie, TX into one new, larger and more promising location to take advantage of incremental sales opportunities. The Company stated that it did the same thing with its two stores in Weslaco, TX. As a result of its store activity during the month, the Company ended November with 554 stores in operation.

Quarterly Cash Dividend

The Company announced that, on November 30, 2005, its Board of Directors declared a quarterly cash dividend of 2.5 cents per share on the Company's common stock, payable on December 28, 2005 to shareholders of record at the close of business on December 13, 2005.

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About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 554 stores located in 31 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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